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July 17, 2007

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re:
    Universal American Financial Corp.
    Registration Statement on Form S-4
    (Registration No. 333-143822)

        Ladies and Gentlemen:

        Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the effectiveness of the above-captioned Registration Statement (the "Registration Statement") be accelerated so that it will become effective as of 12:00 PM on Thursday, July 19, 2007, or as soon thereafter as practicable. The Registrant is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the Common Stock of the registrant covered by the Registration Statement on Form S-4.

        The Registrant acknowledges that:

        1.     should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

        2.     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant of its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

        3.     the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
UNIVERSAL AMERICAN FINANCIAL CORP.
By:	/s/ ROBERT A. WAEGELEIN Robert A. Waegelein Executive Vice President and Chief Financial Officer

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July 17, 2007